February 16, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Post Effective Amendment No. 76
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Messrs. Brian Thompson and Chad Eskildsen of the Division of Investment Management of the Commission with respect to Post Effective Amendment No. 76 to the Trust’s registration statement on
Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

Comments received from Mr. Brian Thompson on Tuesday, January 26, 2010:

COMMENT 1 (Harbor Commodity Real Return Strategy Fund)

Supplementally, indicate the extent to which the Harbor Commodity Real Return Strategy Fund is invested in the Harbor Cayman Commodity Fund Ltd. (the “Subsidiary”).

Response:	As disclosed in the Harbor Strategic Markets Funds’ Annual Report dated October 31, 2009, the Subsidiary represented approximately 11% of the net assets of the Harbor Commodity Real Return Strategy Fund as of that date.

COMMENTS 2, 3 and 4 (Harbor Commodity Real Return Strategy Fund)

Please confirm whether the Subsidiary will comply with Sections 8, 15 and 16 of the Investment Company Act of 1940, as amended.

Response:	The Subsidiary does not intend to register as an investment company under the Investment Company Act of 1940 and, therefore, does not intend to represent that it will comply at all times with the above referenced Sections of the Investment Company Act. We note that the Fund prominently discloses in the prospectus that the Subsidiary will not be registered under the Investment Company Act and, therefore, that the Subsidiary would not be subject to all of the investor protections afforded by the Investment Company Act. We believe this clear and prominent disclosure will enable potential investors to very much understand that dynamic.

We also note, however, that there are a number of important operational and legal safeguards in place to ensure that the Subsidiary does not act in a way that could be contrary to the interests of the Fund and its shareholders. The Fund wholly owns and controls the Subsidiary. Both the Fund and the Subsidiary are advised and subadvised by

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Securities and Exchange Commission

February 16, 2010

the same adviser and subadviser. The advisory and subadvisory fee arrangements have been structured such that the adviser and subadviser permanently waive their respective advisory and subadvisory fees at the Fund level to reflect any such fees received at the Subsidiary level. Both the Fund and the Subsidiary operate pursuant to the same investment objective and substantially the same set of investment policies and restrictions. As a result, we believe that the interests of the Fund and the Subsidiary are very much aligned.

As the Staff is aware, the adviser and subadviser each owe a fiduciary duty to the Fund to act in the best interests of the Fund when managing the Fund’s assets. When making a decision to increase or decrease an investment in the Subsidiary, the subadviser must act in accordance with that fiduciary duty to the Fund. Because the subadviser will also be making all of the day-to-day investment decisions for the Subsidiary, the subadviser will have full knowledge of and responsibility for all of the holdings and investment activities of the Subsidiary. As a result, we do not believe that the adviser and subadviser could fulfill their fiduciary duty to the Fund and at the same time manage the Subsidiary, or the Fund’s investments in the Subsidiary, in a manner that is contrary to the best interests of the Fund. We also note that the Board of Trustees of the Trust (the “Board”) has oversight responsibilities for the investment activities of the Fund, which would include the Fund’s investment in the subsidiary. The Board has also approved the advisory and subadvisory agreements for the Fund in accordance with Section 15 of the Investment Company Act, with such agreements containing provisions that require the permanent waiver of advisory and subadvisory fees at the Fund level of any amounts the adviser and subadviser receive at the Subsidiary level.

Furthermore, Section 48 of the Investment Company Act provides another important safeguard for the Fund and its shareholders. Specifically, Section 48 provides that it shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the provisions of this title or any rule, regulation, or order thereunder. The adviser and subadviser are acutely aware that they could violate Section 48, and cause the Fund to violate Section 48, if they were to attempt to utilize this structure, whereby the Fund invests in the Subsidiary, to enable the Fund to circumvent any of the requirements or conditions set forth in the Investment Company Act. Accordingly, the adviser and subadviser will manage the Fund in a manner which will not cause any violation of Section 48.

COMMENT 5 (Harbor Commodity Real Return Strategy Fund)

Provide the financial statements of the Subsidiary.

Response:	The financial statements of the Subsidiary and the Harbor Commodity Real Return Strategy Fund are consolidated and were most recently filed with the Commission on January 6, 2010 via Form N-CSR (accession number 0001193125-10-002065). See Gold Portfolio (SEC No-Act., avail April 29, 2008) permitting consolidation of financial statements of a registered investment company and its unregistered wholly-owned subsidiary.

COMMENT 6 (Harbor Commodity Real Return Strategy Fund)

Explain whether the fees of the Subsidiary are disclosed in the “Fees and Expense” table.

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Response:	The fees of the Subsidiary are disclosed through the “Acquired Fund Fees and Expenses” line item of the “Fees and Expense” table in accordance with Item 3(f) of Form N-1A. These fees will continue to be disclosed so long as the fees and expenses incurred indirectly by the Harbor Commodity Real Return Strategy Fund as a result of its investment in the Subsidiary exceed one basis point of average net assets of the Harbor Commodity Real Return Strategy Fund.

COMMENT 7 (Harbor Commodity Real Return Strategy Fund)

The Commission requests that the Subsidiary consent to service of process and an examination of its books and records by the Commission.

Response:	The Commission had previously requested that the Subsidiary consent to service of process and an examination of its books and records by the Commission through the filing of Form F-X, “Appointment of Agent for Service of Process and Undertaking” as an exhibit to the Trust’s registration statement. The Trust has made such filing. Please refer to Exhibit 99.MISC as filed August 28, 2008 (accession number 0001193125-08-186679).

COMMENT 8 (Harbor Commodity Real Return Strategy Fund)

Confirm that the Subsidiary executes the Harbor Commodity Real Return Fund’s registration statements.

Response:	The Subsidiary executes all amendments to the Trust’s registration statement that contain information specifically regarding the Subsidiary. To the extent the Trust files an amendment to its registration statement that relates to series other than the Harbor Commodity Real Return Strategy Fund or to the extent such amendment does not contain information specifically regarding the Subsidiary, the Subsidiary would not execute such an amendment to the registration statement.

Comments received from Mr. Chad Eskildsen on Wednesday, January 27, 2010:

COMMENT 9 (Prospectuses – TOC – Global Comment)

Please remove the statement “Harbor Funds’ Board of Trustees may change a Fund’s investment goal without shareholder approval” from the table of contents. This statement may be included under Item 9(a) of Form N-1A.

Response:	Comment No. 9 is accepted. We have moved the language to the section of the prospectus that is responsive to Item 9(a) of Form N-1A.

COMMENT 10 (Prospectuses – TOC – Global Comment)

Please remove the statement “An investment in a Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency” from the table of contents. This statement may be included on the cover or within the risk section.

Response:	Comment No. 10 is accepted. We have moved the language to the Principal Risk section of each Fund.

COMMENT 11 (Prospectuses – Fund Summary Section—Global Comment)

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Securities and Exchange Commission

February 16, 2010

Please remove the class name and ticker symbol from the Fund Summary section.

Response:	We intend to keep the class name and ticker symbol within each of the “Fund Summary” sections. We believe that many shareholders rely on the class name and ticker symbol information to more easily look up information about a Fund, such as to obtain daily performance information from third-party financial websites. We believe that providing that information in the Fund Summary will be beneficial for shareholders and will not in any way interfere with the provisions of other information within the Fund Summary.

COMMENT 12 (Prospectus – Harbor Capital Appreciation Fund)

Given the Fund’s principal style characteristics include “mid to large cap” stocks, please add mid cap risk to the “Principal Risks” section.

Response:	Comment No. 12 is accepted. Mid cap risk has been added to the “Principal Risks” section of the Harbor Capital Appreciation Fund’s “Fund Summary”.

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COMMENT 13 (Prospectus – Harbor Capital Appreciation Fund)

Please confirm that the Fund’s ability to invest up to 20% of its total assets in the securities of foreign issuers belongs within the Fund’s “Principal Investment Strategy”.

Response:	Confirmed. Given the Fund’s ability to have meaningful foreign market exposure and the Fund’s consistent historical exposure to foreign markets, we believe it is appropriate to alert investors that the Fund may invest up to 20% of its total assets in the securities of foreign issuers as a principal investment strategy of the Fund.

COMMENT 14 (Prospectus – Harbor Capital Appreciation Fund)

Please provide disclosure in the narrative explanation accompanying the bar chart and table regarding the additional index shown in accordance with Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response:	Comment No. 14 is accepted.

COMMENT 15 (Prospectus – Global Comment)

Please delete the footnote to the total return table describing that the life of funds return for the index is based on the inception date of the Institutional Class of shares and include this disclosure within the table itself.

Response:	Comment No. 15 is accepted.

COMMENT 16 (Prospectus – Global Comment)

Please delete the footnote to the total return table describing that the index returns do not take into account the deduction of fees, expenses or taxes and provide the disclosure within the table itself.

Response:	Comment No. 16 is accepted.

COMMENT 17 (Prospectus – Global Comment)

In the after-tax returns narrative disclosure, delete the following statement for those Funds where the statement is not applicable: “In some cases the Return After Taxes on Distribution and Sale of Fund Shares may exceed the return before taxed due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period”.

Response:	Comment No. 17 is accepted.

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Securities and Exchange Commission

February 16, 2010

COMMENT 18 (Prospectus – Fund Summary – Global Comment)

Under the heading “Investment Adviser”, delete the disclosure language explaining the manager-of-managers approach.

Response:	Comment No. 18 is not accepted. Harbor Capital Advisors, Inc. and Harbor Funds operate their business pursuant to an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act dated February 12, 2002 (Investment Company Act Release No. 25415) (the “Order”). The Order permits Harbor Capital Advisors and Harbor Funds to enter into and materially amend investment subadvisory agreements without shareholder approval.

The second condition of the Order requires the following: “Each Fund will disclose in its prospectus the existence, substance and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that the New Adviser has the ultimate responsibility to oversee Portfolio Managers and recommend their hiring, termination and replacement” (emphasis added).

We believe that the inclusion of a concise statement in the summary prospectus regarding the manager-of-managers approach employed by Harbor Capital Advisors and the Harbor Funds is both required by the “prominent disclosure” condition of our Order and consistent with the Commission’s goal of ensuring that the summary prospectus provide investors with “key information about the fund that investors can use to evaluate and compare the fund” (see Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Release Nos. 33-8998 and IC-28584, January 13, 2009). The manager-of-managers approach used by Harbor Capital Advisors and Harbor Funds is a differentiating factor that investors should be made aware of as they evaluate whether to invest in a Harbor fund. We believe that placing the manager-of-managers disclosure only in the statutory prospectus would not be consistent with the spirit of the Order. As a result, we will continue to include the language in the summary prospectus.

COMMENT 19 (Prospectus – Global Comment)

Please delete the address for each subadviser.

Response:	Comment No. 19 is not accepted. We intend to keep the address for the subadviser within the Fund Summary. Given our manager-of-managers structure, we believe it is important to distinguish the unaffiliated subadviser from Harbor Capital Advisors, the adviser. This will also distinguish the subadviser from other similarly named firms (e.g. Northern Cross Investments Ltd and Northern Cross LLC).

COMMENT 20 (Prospectus – Global Comment)

Delete the last paragraph under “Buying and Selling Shares”.

Response:	Comment No. 20 is accepted.

COMMENT 21 (Prospectus – Global Comment)

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February 16, 2010

The heading “Dividends, Capital Gains and Taxes” should be changed to either “Tax Information” or “Taxes”.

Response:	Comment No. 21 is accepted. We have entitled this section “Tax Information”.

COMMENT 22 (Prospectus – Global Comment)

For each of the Funds that uses a broad-based index to define “small cap” or “mid cap” stocks, please provide the range of the indices.

Response:	The following capitalization ranges as of December 31, 2009 will be added where applicable.

Fund	Index	Range (as of 12/31/2009)
Harbor Mid Cap Growth Fund	Russell Midcap® Growth Index	$261 million to $15.5 billion
Harbor Small Cap Growth Fund	Russell 2000® Growth Index	$20 million to $5.6 billion
Harbor Large Cap Value Fund	Russell 1000® Value Index	$261 million to $332.7 billion
Harbor Mid Cap Value Fund	Russell Midcap® Index	$261 million to $15.5 billion
Harbor Small Cap Value Fund	Russell 2000® Index	$20 million to $5.6 billion
Harbor Small Company Value Fund	Russell 2000® Index	$20 million to $5.6 billion

COMMENT 23 (Prospectus – Harbor Mid Cap Growth Fund)

Please clarify Mario Abularach’s role in providing services to the Harbor Mid Cap Growth Fund. If Mr. Abularach is not a portfolio manager, he should be removed from this prospectus; or if Mr. Abularach is a portfolio manager, the disclosure should be revised to reflect his position.

Response:	Item 5 of Form N-1A requires that we state the name, title, and length of service of each person who is primarily responsible for the day-to-day management of the Fund’s portfolio. Although Mr. Abularach’s title as an employee of Wellington Management Company (“Wellington”) is not “portfolio manager”, we have confirmed with Wellington that Mr. Abularach does have day-to-day management responsibilities for the Fund and accordingly should be listed under the “Portfolio Management” section of the Fund Summary.

COMMENT 24 (Prospectus – Global Comment)

Please delete the additional disclosure in the “Fund Summary” section regarding the specific individual responsibilities of the portfolio managers for those Funds with more than one portfolio manager.

Response:	Comment No. 24 is accepted.

COMMENT 25 (Prospectus – Harbor Small Company Value Fund and Harbor Global Value Fund)

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Under the “Principal Risks” section, the sub-heading “Concentration risk” should be revised as “concentration” is interpreted as a concentration of investments in a particular industry or group of industries and not as investments in a limited number of issuers as the term is being used herein.

Response:	We have revised the sub-heading to “Limited issuer risk”.

COMMENT 26 (Prospectus – Harbor Small Company Value Fund)

Under the “Portfolio Management” section, the statement under the sub-heading “Portfolio Managers” states that final authority on all portfolio investments rests with Andrew Moloff as Chief Investment Officer. If this statement is true, remove Greg Sawers as a portfolio manager.

Response:	Greg Sawers does have joint responsibility for the day-to-day management of the Harbor Small Company Value Fund’s portfolio of investments and is appropriately identified as a portfolio manager for this Fund. This language was not intended to indicate that there was any limitation on the authority of Mr. Sawers with respect to the Harbor Small Company Value Fund’s portfolio, rather it was meant to further define Mr. Moloff’s role as the firm’s Chief Investment Officer.

Also, please refer back to comment no. 24 whereby the Staff requests that the language describing the individual responsibilities of the multiple portfolio managers be deleted. In accordance with the Staff’s request, we are removing this paragraph completely from the Fund Summary section.

COMMENT 27 (Prospectus – Evercore Composite)

Please revise the end of the second sentence of the “Evercore Asset Management Small Cap Value Composite Performance Information” to read: “…that have investment objectives, policies and strategies substantially similar to the way the Fund is managed”.

Response:	Comment No. 27 is accepted.

COMMENT 28 (Prospectus – Harbor High-Yield Bond Fund)

Please delete the footnote under “Shareholder Fees” from the redemption fee. You should include the notation of “applicable to shares held less than 9 months” within the table and the remaining language should be deleted.

Response:	Comment No. 28 is accepted.

COMMENT 29 (Prospectus – Harbor Short Duration Fund)

Please include an example of duration under the “Principal Investment Strategy” sub-heading “Duration”.

Response:	Please note that an example of duration is included under the “Principal Risks” sub-heading “Interest rate risk”.

COMMENT 30 (Prospectus – Harbor Money Market Fund)

Please revise the sub-heading “Concentration risk” in the section entitled “Principal Risks” and include additional risks relating to concentration in the banking industry.

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February 16, 2010

Response:	Comment No. 30 is accepted in part. We have revised the heading to “Industry concentration risk”. We have not included additional risks as we believe the disclosure is sufficient.

COMMENT 31 (Prospectus – Harbor International Fund)

Please delete the footnote to the “Annual Fund Operating Expenses” table.

Response:	Comment No. 31 is accepted.

COMMENT 32 (Prospectus – Global)

For those Funds with a contractual expense reimbursement in the “Annual Fund Operating Expenses” table, please revise the caption “Net Total Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Reimbursement” in accordance with Form N-1A instructions.

Response:	Comment No. 32 is accepted.

COMMENT 33 (Prospectus – Harbor Global Value Fund)

Please revise the disclosure in the last paragraph under the section “Principal Investment Strategy” to mirror the first paragraph under the “Principal Investment Strategy” section, following the principal style characteristics of Harbor Global Growth Fund.

Response:	Comment No. 33 is not accepted. Each of Harbor Global Value Fund and Harbor Global Growth Fund are managed by different subadvisers with differing strategies and approaches to their investment styles. The difference in the descriptions of these Funds is reflective of the strategy used by the subadviser responsible for managing the respective Fund.

COMMENT 34 (Prospectus – Strategic Markets Funds TOC)

Delete the introductory paragraph from the “Table of Contents”.

Response:	Comment No. 34 is accepted.

COMMENT 35 (Prospectus – Harbor Commodity Real Return Strategy Fund)

Delete the introductory paragraph from the “Fund Summary” or move to the “Principal Risks” section.

Response:	Comment No. 35 is accepted.

COMMENT 36 (Prospectus – Harbor Commodity Real Return Strategy Fund)

The inclusion of the reference to “consistent with prudent investment management” is not an investment objective and should be deleted from the Harbor Commodity Real Return Strategy Fund’s investment objective.

Response:	This comment is not accepted. Pacific Investment Management Company LLC (“PIMCO”) serves as the investment subadviser to the Harbor Commodity Real Return Strategy Fund. The Fund is managed by PIMCO in a substantially similar manner to PIMCO’s proprietary mutual fund, the PIMCO Commodity RealReturn Strategy Fund.

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Securities and Exchange Commission

February 16, 2010

The investment objective for the PIMCO fund contains the language “consistent with prudent investment management”. Given the substantially similar manner in which PIMCO manages both funds, we believe that it is important for the investment objectives of both funds to contain similar language. Different investment objectives between two funds managed by the same manager in a substantially similar manner could lead to investor confusion.

COMMENT 37 (Prospectus – Harbor Commodity Real Return Strategy Fund)

Footnote 1 to the “Annual Fund Operating Expenses” table is too lengthy and should be revised.

Response:	Comment No. 37 is accepted.

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COMMENT 38 (Prospectus – Harbor Target Retirement Funds TOC)

Delete the introductory paragraph and the “You Should Know” paragraph from the “Table of Contents”.

Response:	Comment No. 38 is accepted. This language has been moved to the section in the prospectus entitled “Additional Information About the Funds’ Investments”.

COMMENT 39 (Prospectus – Harbor Target Retirement Income Fund)

Delete the phrase “and some capital appreciation consistent with the Fund’s current asset allocation” from the Harbor Retirement Income Fund’s investment objective. Given the Fund’s name, current income should be the primary investment objective. The language “consistent with the Fund’s current asset allocation” is a strategy and is not an investment objective.

Response:	Comment No. 39 is accepted in part and rejected in part. We will remove the phrase “consistent with the Fund’s current asset allocation” from the investment objective of the Harbor Target Retirement Income Fund. However, we are maintaining the Fund’s secondary investment objective of “some capital appreciation”. Our rationale is set forth below.

With respect to the secondary investment objective of Harbor Target Retirement Income Fund of “some capital appreciation”, Item 2 of Form N-1A requires that a fund disclose its “investment objectives or goals”. The plain language of this item makes clear that a fund may have more than one investment objective. We also are unaware of any requirement in Form N-1A that a fund only list its primary investment objective. Although 80% of the Harbor Target Retirement Income Fund’s assets are allocated to fixed income and money market instruments, 20% of the Fund’s assets are allocated to stocks. This allocation results primarily in the Fund generating current income, but also results in the Fund producing some capital appreciation. As a result of the Fund’s investment allocation and the plain language of Form N-1A, we are maintaining the Fund’s secondary investment objective of “some capital appreciation”.

We have agreed to remove the phrase “consistent with the Fund’s current asset allocation” from the investment objective for Harbor Target Retirement Income Fund because this Fund’s asset allocation remains relatively static. As a result, the Fund’s asset allocation is not expected to change over time and impact the Fund’s investment objectives.

COMMENT 40 (Prospectus – Harbor Target Retirement Funds—Global)

The first sentence of footnote 2 to the “Annual Fund Operating Expenses” table should be deleted as there is no waiver shown in the table.

Response:	Comment No. 40 is accepted.

COMMENT 41 (Prospectus – Harbor Target Retirement Funds—Global)

Under the “Portfolio Mangers”, list only the names of the individuals and their length of service.

Response:	Comment No. 41 is accepted.

COMMENT 42 (Prospectus – Harbor Target Retirement Funds—Global)

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February 16, 2010

Disclose the “glide path” within each Fund’s “Principal Investment Strategy” section.

Response:	Comment No. 42 is accepted. We have added language to the “Principal Investment Strategy” section for each of the Harbor Target Retirement Funds with a year in its name so that the section reads as follows:

“The Fund invests in other Harbor mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of [YEAR] (the target year). The Fund is designed for an investor who plans to withdraw the value of an account in the Fund gradually after the target year. As the target year approaches, the Fund’s asset allocation will become more conservative over time, meaning that the percentage of assets allocated to stocks will decrease while the percentage of assets allocated to bonds and other fixed income securities will increase.”

We also have added the following sentence later in the “Principal Investment Strategy” section for each of the Harbor Target Retirement Funds with a year in its name: “See the ‘Asset Allocation Framework’ section of this prospectus for further details on the Fund’s asset allocation.”

In the case of the Harbor Target Retirement Income Fund, we have revised the first sentence of the second paragraph of the “Principal Investment Strategy” section to read as follows: “Although the Fund is designed for investors currently in retirement and maintains a relatively static investment allocation, the Fund’s actual asset allocation may be affected by a variety of factors, such as whether the underlying Harbor funds are accepting additional investments.”

COMMENT 43 (Prospectus – Harbor Target Retirement Funds – Global)

Explain what the date in each Fund’s name represents within each Fund’s “Principal Investment Strategy” section.

Response:	Comment No. 43 is accepted. Please see the language that will be added to the “Principal Investment Strategy” section for each of the Harbor Target Retirement Funds with a year in its name as set forth in our response to Comment No. 42.

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Securities and Exchange Commission

February 16, 2010

COMMENT 44 (Prospectus – Harbor Target Retirement Funds – Global)

Within each Fund’s “Principal Investment Strategy” section, summarize the respective Fund’s allocation in the underlying funds by asset class.

Response:	Comment No. 44 is accepted. We have added the following parenthetical to the “Principal Investment Strategy” section for each of the Harbor Target Retirement Funds (using the Harbor Target Retirement 2010 Fund as an example):

“The Fund’s indirect bond holdings (approximately 68% of the Fund’s assets) are a diversified mix of short-, intermediate-, and long-term investment-grade, taxable U.S. government, U.S. agency, and corporate bonds; inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations; below investment grade, high-risk, corporate bonds; and mortgage- and asset-backed securities, all with maturities of more than one year.

The Fund’s indirect stock holdings (approximately 30% of the Fund’s assets) consist of large-capitalization U.S. stocks and, to a lesser extent, of mid- and small-cap U.S. stocks, as well as foreign stocks, including those of companies located in emerging market countries. The Fund’s short-term investments consist of high-quality, short-term money market instruments.”

COMMENT 45 (Statement of Additional Information)

Disclose the share classes and ticker symbols for each of the Funds.

Response:	Comment No. 45 is accepted.

Comment received from Mr. Chad Eskildsen via voicemail on Friday, January 29, 2010:

COMMENT 46

Please provide the language the Funds intend to use in their 497K (Summary Prospectuses) to satisfy the requirements under Rule 498(b)(1)(v).

Response:	We intend to use the following legend:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.harborfunds.com/prospectus. You can also get this information at no cost by calling 800-422-1050 or by sending an e-mail request to prospectus@harborfunds.com. If you purchase shares of the Fund through a financial intermediary, the prospectus and other information will also be available from your financial intermediary. The current prospectus and statement of additional information, both dated March 1, 2010, along with the Fund’s most recent annual report dated October 31, 2009, are incorporated by referenced into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.”

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Securities and Exchange Commission

February 16, 2010

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Fund does not involve a master/feeder arrangement, (ii) the Fund is not a money market fund, (iii) shares of the Fund may be marketed through banks and/or savings and loan associations and (iv) none of the Fund’s operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Fund may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau

Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Charles F. McCain, Esq.
Erik D. Ojala, Esq.
Harbor Funds

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